

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2022

Douglas A. Cannon
Director, President, and Chief Executive Officer
Nevada Power Company
6226 West Sahara Avenue
Las Vegas, NV 89146

> **Re: Nevada Power Company**
> **Registration Statement on Form S-3**
> **Filed October 13, 2022**
> **File No. 333-267865**

Dear Douglas A. Cannon:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Arthur Tornabene-Zalas at (202) 551-3162 or Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: J. Alan Bannister